FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR 15d-16 UNDER the Securities Exchange Act of 1934

For November 20, 2024

Commission File Number: 001-15246

LLOYDS BANKING GROUP PLC

5th Floor
25 Gresham Street

London EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

In connection with the issuance by Lloyds Banking Group plc of (i) $1,250,000,000 aggregate principal amount of 5.087% Senior Callable Fixed to Fixed Rate Notes due 2028, (ii) $750,000,000 aggregate principal amount of Senior Callable Floating Rate Notes due 2028 and (iii) $1,000,000,000 aggregate principal amount of 5.590% Senior Callable Fixed to Fixed Rate Notes due 2035, Lloyds Banking Group plc is filing the following documents solely for incorporation into the Registration Statement on Form F-3ASR (File No. 333-265452):

Exhibit List

Exhibit No.	Description
1.1	Underwriting Agreement for the 5.087% Senior Callable Fixed to Fixed Rate Notes due 2028 and Senior Callable Floating Rate Notes due 2028, dated as of November 19, 2024
1.2	Underwriting Agreement for the 5.590% Senior Callable Fixed to Fixed Rate Notes due 2035, dated as of November 19, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)

Dated:	November 20, 2024	By:	/s/ Jesse Tennant-Brown
			Name:	Jesse Tennant-Brown
			Title:	Director, Senior Funding and Covered Bonds